Exhibit 99.1

Elan Corporation, plc

Half-Yearly Financial Report

Six Months Ended 30 June 2008

Table of Contents

Page(s)

President and Chief Executive Officer’s Statement	1

Interim Management Report	3

Unaudited Condensed Consolidated Interim Financial Statements	15

Notes Relating to Unaudited Condensed Consolidated Interim Financial Statements	19

U.S. GAAP Information	32

Responsibility Statement	35

Independent Auditor’s Review Report	36

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S STATEMENT

To Our Shareholders:

Our operating discipline, focus on execution, and commitment to deliver tangible and measurable results continue to serve as our core principles from which we drive the leadership and management of our company. During the first half of 2008, we continued to make solid operating progress. Tysabri recorded in-market sales of $359.7 million, an increase of almost 200% over the $120.5 million recorded in the same period of 2007. At the end of June 2008, approximately 31,800 patients were on therapy worldwide, an increase of 127% over the 14,000 who were on therapy at the same time in 2007. We are encouraged by the results from the Phase 2 trial of bapineuzumab, which enhances our knowledge base and continues to validate our immunotherapeutic approach to Alzheimer’s disease.

The recent volatility in our stock price is a result of the markets’ interpretation of two specific events.

The first event was the presentation of the Phase 2 detailed data for bapineuzumab (AAB–001) on July 29th at the International Conference on Alzheimer’s Disease (ICAD) meeting in Chicago.  The data were presented by Dr. Sid Gilman, who is the William J. Herdman Distinguished Professor of Neurology and Director of the Michigan Alzheimer’s Disease Research Center with the University of Michigan, as well as the Chairman of the Bapineuzumab Safety Monitoring Committee (the Safety Monitoring Committee).

The primary focus of the trial was safety; a secondary purpose of the trial was to determine if there was any efficacy (or biological signal) against cognitive, functional or biomarker endpoints.

In relation to the primary focus, the Safety Monitoring Committee concluded that AAB-001 is “generally well tolerated and safe.”

As previously announced on June 17, 2008, the Phase 2 study did not meet its pre-specified efficacy endpoints which utilized the ADAS-cog and DAD measures.  Post-hoc analysis of the data allowed us to better understand “what the drug is doing” and provided invaluable insights.  As Dr. Gilman presented at the oral session, we observed statistical significance for all “completer” patients (i.e. in patients who had all six scheduled infusions and an efficacy assessment at week 78) in three of four efficacy endpoints (ADAS-cog, NTB, and DAD) and observed a positive directional movement on a fourth efficacy endpoint (CDR-sb).

Analyses of patients sub-grouped by genotype provided additional valuable insights into this potential immunotherapeutic approach to the treatment of mild to moderate Alzheimer’s disease.  Within the ApoE4 carrier subgroup, there were favorable directional changes.  Among the ApoE4 non-carrier subgroup, we observed statistically significant and clinically meaningful effects across cognition, function and biomarker measures.

We believe both the safety and efficacy findings support the design of and decision to initiate the bapineuzumab Phase 3 studies that are currently underway.

The three questions that one must ask with regard to the AAB–001 data are: “Is the drug safe?”; “Does it have biological effects on patients?” and; “Do the findings support the currently on-going Phase 3 pivotal trials?”  We strongly believe that the answer to all three of these questions is yes.  We and our collaborator Wyeth will continue to work with clinicians around the world on moving the Phase 3 trials forward and advancing this therapeutic approach to mild to moderate Alzheimer’s disease.

The second event was an update on Tysabri, reporting two additional confirmed cases of progressive multifocal leukoencephalopathy (PML), which was discussed on a webcast on August 1, 2008. These are the first two cases of PML observed since reintroduction in the United States and approval in the European Union in July 2006.

While the absolute risk for PML in patients treated with Tysabri cannot be precisely estimated, as of June 30, 2008, there were approximately 31,800 patients on Tysabri worldwide, with approximately 6,600 of these patients on therapy for 18 months or longer.  These patients and their physicians have chosen Tysabri because of its efficacy while being informed of the risk of PML.

We continue our commitment to transparency and to sharing all relevant medical education/information with treating physicians -- neurologists who treat MS patients and gastroenterologists who treat Crohn’s disease patients.  The risk management program in the United States and the clinical vigilance program that operates outside the United States are intended to manage risk by closely monitoring treated patients on a regular basis.  To date, these programs are working well and we continue to work closely with our collaborator, Biogen Idec, treating physicians, and regulatory authorities around the world to ensure that Tysabri as a treatment choice for patients is understood from a safety as well as an efficacy point of view. This, in turn, provides patients and their caregivers with an opportunity to better evaluate Tysabri as a treatment choice for their debilitating chronic diseases, balancing the efficacy benefits with the safety risks.

These two events which contributed to the volatility of our stock price have highlighted the need for, and our emphasis on, continued education and transparency with our key constituencies: clinicians/treating physicians; patients; securities holders; and employees.  We will not lose our focus and our disciplined execution to achieve our objective -- to responsibly advance our science, pipeline and products for patients and their caregivers who need more therapeutic choices.

INTERIM MANAGEMENT REPORT

Introduction

This half-yearly financial report for the six months ended 30 June 2008 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

This interim management report includes the following:

•	Business overview, including important events that have occurred during the half-year;

•	Selected financial data;

•	Principal risks and uncertainties relating to the remaining six months of the year;

•	Reconciliation of adjusted comparative basis results to results under IFRS for the six months ended 30 June 2007;

•	Results of operations for the six months ended 30 June 2008, compared to the six months ended 30 June 2007;

•	Liquid resources and shareholders’ deficit;

•	Cash flow analysis;

•	Related party transactions; and

•	Post balance sheet events.

Business Overview

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States (U.S.).

Our business is organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis (MS), Crohn’s disease (CD), severe chronic pain and infectious diseases. EDT is an established, profitable specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide.

Summary of Operating Performance

The following commentary is based on an adjusted comparative presentation basis related to the impact of the profit sharing and operational arrangements in place with Biogen Idec Inc. (Biogen Idec) in relation to the Tysabri® collaboration. In order to provide a more meaningful comparison of the operating performance between the six months ended 30 June 2008 and 2007, we have presented the results of operations on an adjusted comparative basis to reflect a consistent classification of our share of the collaboration results for Tysabri for the two periods. For additional information regarding the adjusted comparative basis results and a reconciliation of the adjusted comparative basis results to results in accordance with the International Financial Reporting Standards (IFRS), please refer to pages 7 and 8 of this interim management report.

Total revenue increased by 18% to $352.1 million in the first half of 2008, compared to the same period in 2007.  The increase was driven by a strong performance from Tysabri, which more than compensated for the reduced sales of Maxipime® following the introduction of generic competition in June 2007.  Total in-market sales of Tysabri were $359.7 million in the first half of 2008, an increase of 199% over the $120.5 million recorded in the same period of 2007, and resulted in recorded Tysabri revenue of $134.3 million (2007: $18.8 million).

The gross profit was $208.7 million for the first half of 2008, compared to $179.7 million for the same period of 2007. Increased gross profit earned from higher sales of Tysabri more than replaced lost gross profit as a result of lower sales of Maxipime following the introduction of generic competition in June 2007.

Although total revenue increased by 18%, selling, general and administrative (SG&A) expenses, excluding other charges of $2.5 million (2007: $81.1 million), declined by 30% to $132.8 million in the first half, compared to $188.7 million for the same period in 2007, reflecting reduced sales and marketing costs and amortisation expense relating to Maxipime and Azactam®, and the operating leverage associated with Tysabri.

R&D expenses increased by 24% to $159.0 million in the first half of 2008, compared to $128.4 million for the same period in 2007.  The increase was primarily related to the advancement of our Alzheimer’s disease programmes in the clinic.

The net loss decreased by 44% to $159.4 million in the first half of 2008, compared to $282.6 million for the same period in 2007. The decrease was primarily due to the increase in revenues, strong cost management, and the inclusion of $91.1 million in other charges in the first half of 2007 primarily related to the introduction of a generic competitor to Maxipime and the consolidation of our activities on the U.S. west coast. Excluding these R&D expenses and other charges, performance at the operating level improved by $78.0 million to a $79.0 million operating profit driven by the 18% increase in revenues and improved operating margins.

For additional discussion of the results of operations for the first half of 2008, refer to pages 9 to 12 of this interim management report.

Biopharmaceuticals Business Update

Total revenue from our Biopharmaceuticals business increased 36% to $213.0 million in the first half of 2008 from $156.6 million for the same period of 2007.  The increase was driven by strong growth in Tysabri, which more than compensated for reduced sales of Maxipime. The decline in sales of Maxipime was primarily due to the impact of generic competition beginning in June 2007 when the first generic product was introduced.

Total in-market sales of Tysabri were $359.7 million in the first half of 2008, an increase of 199% over the $120.5 million recorded for the same period of 2007, reflecting strong patient demand across global markets.  At the end of June 2008, approximately 31,800 patients were on therapy worldwide, comprising approximately 31,200 on commercial therapy and approximately 600 in MS clinical trials, representing an increase of 127% over the 14,000 patients who were on therapy at the same time in 2007.

On 14 January 2008, the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008.  The focus of CD activities in the United States since launch has been on educating health care professionals in relation to the operation of the CD TOUCH prescribing programme, to ensure that Tysabri is made available to appropriate CD patients, and working with the FDA’s Division of Drug Marketing, Advertising and Communication for approval of marketing materials. We have made good progress with our initial target physicians and are working to minimise the interval between patients being prescribed Tysabri and beginning therapy.

On 31 July 2008, Elan and Biogen Idec announced that they had notified relevant regulatory agencies of two confirmed cases of PML in MS patients treated with Tysabri in the commercial setting. These are the first two cases of PML observed since reintroduction in the United States and approval in the European Union (EU) in July 2006. While the absolute risk for PML in patients treated with Tysabri cannot be precisely estimated, as of 30 June 2008, there were approximately 31,800 patients on Tysabri worldwide, with approximately 6,600 of these patients on therapy for 18 months or longer. These patients and their physicians have chosen Tysabri because of its efficacy while being informed of the risk of PML.

Our Alzheimer’s disease programmes continued to make significant progress during the first half of 2008.  On 29 July 2008, Elan and Wyeth presented detailed results from the companies’ 18-month Phase 2 study of bapineuzumab (AAB-001) in patients with mild to moderate Alzheimer’s disease at the Alzheimer’s Association’s International Conference on Alzheimer’s Disease (ICAD) 2008 in Chicago, Illinois, United States. As previously announced on 17 June 2008, in the study, bapineuzumab appeared to have an acceptable safety profile and clinical activity in treating Alzheimer’s disease. Potential efficacy signals were seen at a range of doses without a clear dose response. The study did not attain statistical significance on the pre-specified efficacy endpoints in the overall study population. Post-hoc analyses showed statistically significant and clinically meaningful benefits in important subgroups.

Elan and Wyeth believe that the safety and efficacy findings from this Phase 2 trial of bapineuzumab in patients with mild-to-moderate Alzheimer’s disease support the design of the ongoing global Phase 3 programme and plan to incorporate learnings from this study into the Phase 3 programme.

Elan Drug Technologies Business Update

Revenue from the EDT business unit decreased by 1% to $139.1 million in the first half of 2008 from $140.9 million in the first half of 2007, reflecting the impact of the timing of customer orders.

Elan and our EDT clients continue to make progress with our pipeline products. During the first half of 2008, Jazz Pharmaceuticals, Inc. launched Luvox CR®, a once-a-day formulation of fluvoxamine which incorporates our SODAS® technology. We manufacture Luvox CR and, in addition to manufacturing revenues, will receive royalties on sales.

Additionally, Acorda Therapeutics (Acorda) announced positive data from a second Phase 3 study of Fampridine SR on walking ability in people with MS.  Fampridine SR, which incorporates our proprietary MXDAS™ technology, is being developed by Acorda and will be manufactured by us. We will also receive royalties on any sales of Fampridine SR.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. (Abraxis) had infringed a patent owned by Elan in relation to the application of EDT’s NanoCrystal® technology to Abraxane®.  The jury awarded Elan $55 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). Abraxis has announced its intention to appeal the ruling. Consequently, pending final resolution of this matter, no settlement amount has been recognised in the interim financial statements.

During the past several years, the Biopharmaceuticals and EDT businesses have been managed and operated as distinct businesses, and the results have been reported separately reflecting this management practice.  Given the significant progress of both businesses, we have decided to explore the alternative strategic options for a separation of the EDT business.  A formal separation of the two businesses may allow each to better achieve its strategic goals and full potential through dedicated management focus and allocation of capital.  It is expected that this evaluation will be completed over the next several months.

Selected Financial Data

The selected financial data set forth below is derived from our condensed consolidated interim financial statements (interim financial statements) in this half-yearly financial report and our 2007 Annual Report, and should be read in conjunction with, and is qualified by reference to, our interim financial statements and related notes thereto.

Six months ended 30 June,	2008	Adjusted Comparative 2007
Income Statement Data (in $m, except for per share data):
Total revenue	352.1	297.5 (1)
Operating loss	(85.6)	(218.5)
Net loss	(159.4)	(282.6)
Basic and diluted net loss per Ordinary Share	$(0.34)	$(0.60)
Weighted-average number of shares outstanding—Basic and diluted (in millions)	472.4	467.3

(1) Based on adjusted comparative basis results as discussed further on pages 7 and 8.

	30 June 2008	31 December 2007
Balance Sheet Data (in $m):
Cash and cash equivalents	528.0	423.5
Restricted cash—current and non-current	25.1	29.6
Available-for-sale investments—current	79.2	276.9
Total assets	1,578.0	1,598.8
Total liabilities	2,062.4	1,987.2
Total shareholders’ deficit	(484.4)	(388.4)

Principal Risks and Uncertainties

During the first half of 2008, we reported an operating loss of $85.6 million on total revenues of $352.1 million.

We are encouraged by the significant operating progress made in the first half of 2008, with Tysabri recording in-market sales of $359.7 million, an increase of almost 200% over the $120.5 million recorded in the same period of 2007. Excluding R&D expenses and other charges, we recorded an operating profit of $79.0 million in the first half of 2008, compared to $1.0 million in the first half of 2007. For the full year, we are targeting an operating loss of less than $175 million, and an operating profit excluding R&D expenses and other charges in excess of $175 million.

While we believe these targets are achievable, their achievement is subject to certain risks and uncertainties over the second half of the year. These include, but are not limited to, the following principal items:

•
In respect of Tysabri, at the end of June 2008, approximately 31,800 patients were on therapy worldwide, comprising approximately 31,200 on commercial therapy and approximately 600 in the MS clinical trials, representing an increase of 127% over the 14,000 patients who were on therapy at the same time in 2007. On 31 July 2008, Elan and Biogen Idec announced that they had notified relevant regulatory agencies of two confirmed cases of PML in MS patients treated with Tysabri in the commercial setting. While we expect sales of Tysabri to continue to grow in the second half of 2008, these PML cases are the first to emerge in the commercial setting and may adversely impact the rate of future sales growth of Tysabri or cause sales of Tysabri to decline. Additionally, further new cases of PML or other serious adverse events may emerge that may adversely impact the sales potential of Tysabri;

•
Azactam revenue increased 23% to $51.9 million in the first half of 2008 from $42.2 million in the first half of 2007. The increase was primarily due to increased demand. Azactam lost its patent exclusivity in October 2005, and its future sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam has been approved and, based on the market data we have received, none is anticipated through the remainder of 2008. Were a generic form of Azactam to be approved and launched before the end of the year, then our sales from Azactam would be negatively impacted in the second half of 2008;

•
The EDT business unit generated revenues of $139.1 million in the first half of 2008. Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. We do not anticipate any material additional generic competition to our EDT business unit revenues in the second half of 2008. However, if some or all of these patent challenges were to be successful in that period, then our manufacturing revenue and royalties would be materially and adversely affected.

Additionally, the pharmaceutical industry within which we operate is subject to significant regulation by international, national, state and local government regulatory agencies. The industry is also highly competitive. Consequently, we face a number of other risks and uncertainties which are discussed in more detail in our 2007 Annual Report.

Reconciliation of Adjusted Comparative Basis Results to Results under IFRS for the Six Months Ended 30 June 2007

As more fully explained below, our reported results have been impacted by the profit sharing and operational arrangements in place with Biogen Idec in relation to Tysabri. In order to provide a more meaningful comparison of the operating performance between the six months ended 30 June 2008 and 2007, we have presented below the results of operations for the six months ended 30 June 2008, compared to the six months ended 30 June 2007, on an adjusted comparative basis to reflect a consistent classification in the first half of 2007 of our share of the collaboration operating results for Tysabri to that recorded in the first half of 2008. The following table shows a reconciliation of the results under IFRS to the adjusted comparative basis results for the first half of 2007:

	IFRS 2008 $m	IFRS 2007 $m	Adjustments $m	Adjusted Comparative Basis 2007 $m
Product revenue	342.9	267.8	18.8	286.6
Contract revenue	9.2	10.9	—	10.9
Total revenue	352.1	278.7	18.8	297.5
Cost of sales	143.4	98.8	19.0	117.8
Gross profit	208.7	179.9	(0.2)	179.7
Selling, general and administrative expenses	135.3	270.0	(0.2)	269.8
Research and development expenses	159.0	128.4	—	128.4
Operating loss	(85.6)	(218.5)	—	(218.5)
Interest expense	75.1	79.3	—	79.3
Interest income	(8.1)	(26.7)	—	(26.7)
Investment (gains)/losses	2.8	(1.3)	—	(1.3)
Net charge on debt retirement	—	7.7	—	7.7
Net interest and investment (gains)/losses	69.8	59.0	—	59.0
Loss before tax	(155.4)	(277.5)	—	(277.5)
Tax expense on loss from ordinary activities	4.0	5.1	—	5.1
Net loss for the period	(159.4)	(282.6)	—	(282.6)

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures,” (IAS 31). A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in the first half of 2008 because

Tysabri generated an operating profit during the period, while in the first half of 2007, we did not recognise any product revenue from Tysabri because Tysabri incurred an operating loss during the period.

Consequently, this change in profitability from Tysabri sales from an operating loss in the first half of 2007 to an operating profit in the first half of 2008 has also impacted the presentation under IFRS of amounts recorded within cost of sales, gross profit and SG&A expenses. Under IFRS, cost of sales and SG&A expenses in the first half of 2008 include only Elan’s directly incurred costs, whereas in the first half of 2007, nothing is included in cost of sales while SG&A expenses include Elan’s half of the total collaboration SG&A expenses, offset by Elan’s share of the gross margin earned on in-market sales of Tysabri in that period.

As a result, the presentation of our share of the collaboration’s operating results within the operating line items in our IFRS income statement differs markedly between the two periods, as follows:

	Six Months Ended 30 June
	2008 $m	2007 $m
Tysabri revenue	134.3	—
Cost of sales	55.9	—
Gross profit	78.4	—
Selling, general and administrative expenses	25.3	17.6
Operating profit/(loss)	53.1	(17.6)

The above presentation is required under IFRS, since the presentation of the operating results for a jointly-controlled operation in any reporting period is prepared by reference to the operating results for that period, with no reclassification of prior period comparative amounts.

The table below reflects a comparative basis presentation of our collaboration operating loss related to Tysabri for the first half of 2007 in a manner consistent with the first half of 2008, whereby our revenue from Tysabri reflects our share of the collaboration operating loss from sales of Tysabri, plus our directly-incurred collaboration expenses on these sales, and cost of sales and SG&A expenses reflect only our directly-incurred collaboration expenses:

	Six Months Ended 30 June
	2008 $m	2007 $m
Tysabri revenue	134.3	18.8
Cost of sales	55.9	19.0
Gross profit/(loss)	78.4	(0.2)
Selling, general and administrative expenses	25.3	17.4
Operating profit/(loss)	53.1	(17.6)

Results of Operations for the Six Months Ended 30 June 2008

As previously discussed, for the purpose of this discussion of the results of operations the income statement for the six months ended 30 June 2007 has been adjusted to reflect the comparative presentation of the impact of the Tysabri profit sharing and operational arrangements. The commentary below refers to the adjusted comparative presentation.  For a reconciliation of the adjusted comparative basis results to the results in accordance with IFRS, please refer to page 7.

	2008 $m	Adjusted Comparative 2007 $m		% Increase/ (Decrease)
Product revenue	342.9	286.6	(1)	20%
Contract revenue	9.2	10.9		(16)%
Total revenue	352.1	297.5	(1)	18%
Cost of sales	143.4	117.8	(1)	22%
Gross profit	208.7	179.7	(1)	16%
Selling, general and administrative expenses	135.3	269.8	(1)	(50)%
Research and development expenses	159.0	128.4		24%
Operating loss	(85.6)	(218.5)		(61)%
Interest expense	75.1	79.3		(5)%
Interest income	(8.1)	(26.7)		(70)%
Investment (gains)/losses	2.8	(1.3)		(315)%
Net charge on debt retirement	—	7.7		(100)%
Net interest and investment losses	69.8	59.0		18%
Loss before tax	(155.4)	(277.5)		(44)%
Tax expense on loss from ordinary activities	4.0	5.1		(22)%
Net loss for the period	(159.4)	(282.6)		(44)%

(1) Based on adjusted comparative basis results as discussed further on pages 7 and 8.

Total Revenue

Total revenue for the first half of 2008 increased 18% to $352.1 million from $297.5 million in the same period of 2007, primarily driven by strong growth of Tysabri. Total revenue from our Biopharmaceuticals business increased by 36%, while total revenue from our EDT business decreased 1%. Total revenue is analysed further between revenue from the Biopharmaceuticals and EDT business units.

	Six Months Ended 30 June
	2008 $m	2007 $m
Revenue from the Biopharmaceuticals business	213.0	156.6
Revenue from the EDT business	139.1	140.9
Total revenue	352.1	297.5

Revenue from the Biopharmaceuticals Business

Total revenue from our Biopharmaceuticals business increased 36% to $213.0 million in the first half of 2008 from $156.6 million in the same period of 2007.  The increase was driven by strong growth in Tysabri, which more than compensated for reduced sales of Maxipime. The decline in sales of Maxipime was primarily due to the impact of generic competition beginning in June 2007 when the first generic product was introduced.

	Six Months Ended 30 June
	2008 $m	2007 $m
Tysabri	134.3	18.8
Maxipime	18.3	87.5
Azactam	51.9	42.2
Prialt®	7.9	5.2
Royalties	0.6	0.4
Total product revenue	213.0	154.1
Contract revenue	—	2.5
Total revenue from Biopharmaceuticals business	213.0	156.6

Tysabri

Global in-market net sales of Tysabri for MS, which we market in collaboration with Biogen Idec, were as follows:

	Six Months Ended 30 June
	2008 $m	2007 $m
United States	185.6	82.6
Rest of World	174.1	37.9
Total Tysabri in-market net sales	359.7	120.5

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri for MS in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the rest of world (ROW) recommenced in July 2006.

On 14 January 2008, the FDA approved the sBLA for Tysabri, for the treatment of patients with CD, and Tysabri was launched in this indication at the end of the first quarter of 2008. The in-market sales of Tysabri for CD were $0.6 million in the first half of 2008 (2007: $Nil).

As a result of the strong growth in Tysabri sales, we exercised our option to pay a $75.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. The payment was made in July 2008 and included in intangible assets and accrued and other liabilities on our balance sheet at 30 June 2008. The intangible asset will be amortised over its expected useful life beginning in July 2008. Our existing accounting policy in respect of intangible assets will be expanded upon in our 2008 Annual Report to describe the method of amortisation that will be attributable to this item.

The Tysabri revenue of $134.3 million in the first half of 2008 (2007: $18.8 million) was calculated as follows:

	Six Months Ended 30 June
	2008 $m	2007 $m
Tysabri in-market sales	359.7	120.5
Operating expenses incurred by Elan and Biogen Idec	(253.5)	(155.7)
Operating profit/(loss) generated by the Tysabri collaboration	106.2	(35.2)
Elan’s 50% share of Tysabri collaboration operating profit/(loss)	53.1	(17.6)
Elan’s directly-incurred collaboration costs	81.2	36.4
Net Tysabri revenue	134.3	18.8

Other Biopharmaceuticals Products

Maxipime revenue decreased 79% to $18.3 million in the first half of 2008 from $87.5 million in the first half of 2007. The decrease was principally due to the introduction of generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched. We expect that the generic competition will continue to materially and adversely affect our revenues from, and gross margin for, Maxipime.

Azactam revenue increased 23% to $51.9 million in the first half of 2008 from $42.2 million in the first half of 2007. The increase was primarily due to increased demand. Azactam lost its patent exclusivity in October 2005, and its future sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam has been approved.

Prialt revenue increased 52% to $7.9 million in the first half of 2008 from $5.2 million in the first half of 2007. The increase was primarily due to higher demand for the product.

Revenue from the EDT Business

Revenue from the EDT business unit decreased by 1% to $139.1 million in the first half of 2008 from $140.9 million in the first half of 2007, reflecting the impact of the timing of customer orders.

	Six Months Ended 30 June
	2008 $m	2007 $m
TriCor® 145	28.8	27.1
Skelaxin®	17.4	17.5
Focalin® XR/RitalinLA®	17.2	15.5
Verelan®	11.2	15.3
Zanaflex®	8.9	7.1
Diltiazem®	7.5	9.8
Other	38.9	40.2
Total product revenue–manufacturing revenue and royalties	129.9	132.5
Total contract revenue	9.2	8.4
Total revenue from the EDT business	139.1	140.9

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

Manufacturing revenue and royalties decreased 2% to $129.9 million in the first half of 2008 from $132.5 million in the first half of 2007. The decrease reflects the impact of the timing of customer orders. Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either the first half of 2008 or 2007. For both the first half of 2008 and 2007, 45% of these revenues consisted of royalties received on products that we do not manufacture.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

Cost of Sales

Total cost of sales increased to $143.4 million for the first half of 2008 from $117.8 million in the first half of 2007. Included within cost of sales were other charges of $Nil (2007: $2.7 million), as described in Note 5 to the interim financial statements. Excluding other charges, the gross margin as a percentage of revenue was 59% in the first half of 2008, compared to 61% in the same period of 2007. The decrease was principally due to the change in product mix, including the impact of Tysabri and Maxipime as described previously, with increased gross margin earned from higher sales of Tysabri more than replacing lost gross margin due to reduced sales of Maxipime following the introduction of generic competition.

Included within total cost of sales is $55.9 million of directly-incurred collaboration expenses related to Tysabri for the first half of 2008 (2007: $19.0 million), resulting in a reported Tysabri gross margin of 58% in the first half of 2008 (2007: negative 1%).  The reported Tysabri gross margin is impacted by the profit sharing and operational arrangements in place with Biogen Idec. For a reconciliation of the adjusted comparative basis cost of sales to the cost of sales in accordance with IFRS, please refer to page 7.

Selling, General and Administrative Expenses

SG&A expenses were $135.3 million in the first half of 2008, compared to $269.8 million in the same period of 2007.  Included within SG&A expenses were other charges of $2.5 million (2007: $81.1 million), as described in Note 5 to the interim financial statements.  Excluding other charges, SG&A expenses decreased 30% to $132.8 million in the first half of 2008 from $188.7 million in the first half of 2007.  The decrease primarily reflects the restructuring of our commercial infrastructure in response to the introduction of generic Maxipime in June 2007 and reduced amortisation expense following the impairment of our Maxipime and Azactam intangible assets also in June 2007.

Included within total SG&A expense is $25.3 million of directly-incurred collaboration SG&A expenses related to Tysabri for the first half of 2008 (2007: $17.4 million), an increase of 45%.  The increase is due to primarily due to increased sales and marketing activities, including the costs of launching Tysabri for CD in the first half of 2008. For a reconciliation of the adjusted comparative basis SG&A expenses to the SG&A expenses in accordance with IFRS, please refer to page 7.

Research and Development Expenses

R&D expenses were $159.0 million in the first half of 2008, compared to $128.4 million in the same period of 2007. Included within R&D expenses were other charges of $3.1 million (2007: $7.3 million) related to the consolidation of our U.S. west coast operations, as described further in Note 5 to the interim financial statements. Excluding other charges, R&D expenses increased 29% to $155.9 million in the first half of 2008, compared to $121.1 million in the first half of 2007. The increase was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programmes, including the advance of bapineuzumab into Phase 3 clinical trials and the advance of ELND-005 into Phase 2 clinical trials during the second half of 2007.

Other Charges

For the first half of 2008, included within cost of sales, SG&A expenses, and R&D expenses were total other charges of $5.6 million (2007: $91.1 million).  For further discussion of these other charges, refer to Note 5 to the interim financial statements.

Net Interest and Investment Losses

Net interest and investment losses were $69.8 million for the first half of 2008, compared to $59.0 million for the same period of 2007. For further discussion of net interest and investment losses, refer to Note 6 to the interim financial statements.

Liquid Resources and Shareholders’ Deficit

Our liquid resources and shareholders’ deficit were as follows:

	30 June 2008 $m	31 December 2007 $m	% increase/ (decrease)
Cash and cash equivalents	528.0	423.5	25%
Restricted cash—current	10.2	20.1	(49)%
Available-for-sale investments—current	79.2	276.9	(71)%
Total liquid resources	617.4	720.5	(14)%
Shareholders’ deficit	(484.4)	(388.4)	25%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 30 June 2008 consisted of cash and cash equivalents of $528.0 million, which excludes current restricted cash of $10.2 million and current available-for-sale investments of $79.2 million.

At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the amount invested in this fund on the closure date of $305.9 million (31 December 2007: $274.8 million) no longer qualified as cash and cash equivalents and was reclassified as an investment. As of 30 June 2008, Elan has reduced the amount invested in this fund to $70.0 million.

At 30 June 2008, our shareholders’ deficit was $484.4 million, compared to $388.4 million at 31 December 2007. The increase in the deficit is due primarily to the net loss incurred during the year, partially offset by the issuance of ordinary shares for employee share option exercises. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants. Our recorded shareholders’ deficit is substantially lower than our market capitalisation, in particular because the carrying values of our intangible assets do not fully reflect the value created through our R&D activities.

Cash Flows Analysis

	Six months ended 30 June
	2008 $m	2007 $m
Net cash used in operating activities	(121.0)	(53.7)
Net cash flows provided by/(used in) investing activities	187.8	(14.5)
Net cash flows provided by/(used in) financing activities	37.4	(616.0)
Effect of foreign exchange rate changes on cash	0.3	(0.4)
Net increase/(decrease) in cash and cash equivalents	104.5	(684.6)
Cash and cash equivalents at beginning of period	423.5	1,510.6
Cash and cash equivalents at end of period	528.0	826.0

The results of our cash flow activities for the six months ended 30 June 2008 and 2007 are described below.

2008

Net cash used in operating activities was $121.0 million in the first half of 2008. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. Changes in working capital accounts resulted in a net cash outflow of $32.2 million and includes the increase in accounts receivable of $10.8 million, the increase in prepayments and other current assets of $17.8 million, the increase in inventories of $1.9 million, and the net decrease of $1.7 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $187.8 million in the first half of 2008 which includes net proceeds of $205.2 million from the sale of investments (principally from the partial liquidation of the fund described above), partially offset by $20.9 million for capital expenditures. See additional discussion at Note 10 to the interim financial statements.

Net cash provided by financing activities was $37.4 million in the first half of 2008, reflecting net proceeds from employee stock issuances.

We believe that our current liquid asset position will be sufficient to meet our needs for the foreseeable future.

2007

Net cash used in operating activities was $53.7 million in the first half of 2007. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. Changes in working capital accounts provided a net cash inflow of $33.2 million and includes the increase in accounts receivables of $1.2 million, the decrease in prepayments and other current assets of $39.0 million (principally $49.8 million arbitration award entered in our favour and against King Pharmaceuticals, Inc. (King) in December 2006, which was paid by King in January 2007), the decrease in inventories of $8.7 million, and the net decrease of $13.3 million in accounts payable and accrued and other liabilities.

Net cash used in investing activities was $14.5 million in the first half of 2007. The major component of cash used in investing activities includes $10.3 million for capital expenditures and $2.8 million for the purchase of intangible and other non-current assets, partially offset by net proceeds of $2.4 million from the disposal of investments.

Net cash used in financing activities was $616.0 million in the first half of 2007, primarily reflecting the repayment of loans and finance lease obligations of $629.6 million (principally the redemption of $613.2 million of the Athena Notes), offset by $13.7 million of net proceeds from employee stock issuances.

Related Party Transactions

We have related party relationships with our subsidiaries, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six months ended 30 June 2008 and that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2007 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Post Balance Sheet Events

On 29 July 2008, Elan and Wyeth presented detailed results from the companies’ 18-month Phase 2 study of bapineuzumab (AAB-001) in patients with mild to moderate Alzheimer’s disease at the Alzheimer’s Association’s ICAD 2008 in Chicago, Illinois, United States. In the study, bapineuzumab (AAB-001) appeared to have an acceptable safety profile and clinical activity in treating Alzheimer’s disease. Potential efficacy signals were seen at a range of doses without a clear dose response. The study did not attain statistical significance on the pre-specified efficacy endpoints in the overall study population. Post-hoc analyses showed statistically significant and clinically meaningful benefits in important subgroups.

Elan and Wyeth believe that the safety and efficacy findings from this Phase 2 trial of bapineuzumab (AAB-001) in patients with mild-to-moderate Alzheimer’s disease support the design of the ongoing global Phase 3 programme and plan to incorporate learnings from this study into the Phase 3 programme.

On 31 July 2008, Elan and Biogen-Idec announced that they had notified relevant regulatory agencies of two confirmed cases of PML in MS patients treated with Tysabri in the commercial setting. These are the first two cases of PML observed since reintroduction in the United States and approval in the European Union in July 2006. While the absolute risk for PML in patients treated with Tysabri cannot be precisely estimated, as of 30 June 2008, there were approximately 31,800 patients on Tysabri worldwide, with approximately 6,600 of these patients on therapy for 18 months or longer. These patients and their physicians have chosen Tysabri because of its efficacy while being informed of the risk of PML.

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

For the Six Months Ended 30 June

	Notes	2008 $m	2007 $m
Product revenue	3	342.9	267.8
Contract revenue	3	9.2	10.9
Total revenue		352.1	278.7
Cost of sales	5	143.4	98.8
Gross profit		208.7	179.9

Selling, general and administrative expenses	5	135.3	270.0
Research and development expenses	5	159.0	128.4
Operating loss		(85.6)	(218.5)

Interest expense	6	75.1	79.3
Interest income	6	(8.1)	(26.7)
Investment (gains)/losses	6	2.8	(1.3)
Net charge on debt retirement	6	—	7.7
Net interest and investment losses		69.8	59.0
Loss before tax		(155.4)	(277.5)
Tax expense on loss from ordinary activities		4.0	5.1
Net loss for the period		(159.4)	(282.6)

Basic and diluted loss per ordinary share:
Net loss	8	(0.34)	(0.60)
Weighted-average shares outstanding (in millions)		472.4	467.3

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	Notes	30 June 2008 $m	31 December 2007 $m(1)
Non-Current Assets
Goodwill and other intangible assets	9	355.9	294.4
Property, plant and equipment		328.3	328.9
Available-for-sale investments	10	18.2	26.2
Deferred tax asset		2.1	2.7
Restricted cash		14.9	9.5
Other non-current assets		26.0	23.4
Total Non-Current Assets		745.4	685.1
Current Assets
Inventories		38.6	36.7
Accounts receivable		148.2	137.4
Other current assets		26.8	17.1
Income tax prepayment		1.6	2.0
Available-for-sale investments	10	79.2	276.9
Restricted cash		10.2	20.1
Cash and cash equivalents		528.0	423.5
Total Current Assets		832.6	913.7
Total Assets		1,578.0	1,598.8

Non-Current Liabilities
Long-term debts	11	1,740.9	1,738.4
Other liabilities	12	41.2	40.3
Total Non-Current Liabilities		1,782.1	1,778.7
Current Liabilities
Accounts payable		35.4	27.3
Accrued and other liabilities	12	236.2	172.6
Provisions		1.3	1.7
Income tax payable		7.4	6.9
Total Current Liabilities		280.3	208.5
Total Liabilities		2,062.4	1,987.2

Shareholders’ Deficit
Share capital		27.7	27.4
Share premium		6,209.1	6,172.0
Share-based compensation reserve		112.2	114.4
Foreign currency translation reserve		(10.7)	(11.0)
Fair value investment reserve		8.7	7.5
Retained loss		(6,831.4)	(6,698.7)
Total Shareholders’ Deficit		(484.4)	(388.4)
Total Shareholders’ Deficit and Liabilities		1,578.0	1,598.8

(1)Amounts as of 31 December 2007 are derived from the 31 December 2007 audited financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

	Six Months Ended 30 June
	2008 $m	2007 $m
Net loss	(159.4)	(282.6)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	35.8	91.7
Gain on sale of investments	—	(2.2)
Impairment of intangible assets	—	76.2
Impairment of investments	2.8	0.6
Share-based compensation	24.1	25.3
Debt interest expense	73.3	78.9
Cash and cash equivalents interest income	(7.2)	(24.9)
Investment interest income	(0.6)	—
Income tax expense	4.0	5.1
Net charge on debt retirement	—	7.7
Other	4.1	11.1
	(23.1)	(13.1)
Increase in accounts receivable	(10.8)	(1.2)
(Increase)/decrease in prepayments and other current assets	(17.8)	39.0
(Increase)/decrease in inventories	(1.9)	8.7
Decrease in accounts payable and accrued and other liabilities	(1.7)	(13.3)
Cash provided by/(used in) operating activities	(55.3)	20.1
Interest income received	8.6	24.1
Interest expense paid	(71.9)	(93.7)
Income taxes paid	(2.4)	(4.2)
Net cash used in operating activities	(121.0)	(53.7)

Investing activities
(Increase)/decrease in restricted cash	3.8	(6.0)
Proceeds from disposal of property, plant and equipment	—	0.2
Purchases of property, plant and equipment	(20.9)	(10.3)
Purchases of intangible and other non-current assets	(2.3)	(2.8)
Proceeds from disposal of investments	205.2	2.4
Proceeds from product disposal	2.0	2.0
Net cash provided by/(used in) investing activities	187.8	(14.5)

Financing activities
Proceeds from issue of share capital	37.4	13.7
Repayment of loans and finance lease obligations	—	(629.6)
Net proceeds from debt issuances	—	(0.1)
Net cash provided by/(used in) financing activities	37.4	(616.0)
Effect of foreign exchange rate changes	0.3	(0.4)
Net increase/(decrease) in cash and cash equivalents	104.5	(684.6)
Cash and cash equivalents at the beginning of period	423.5	1,510.6
Cash and cash equivalents at the end of the period	528.0	826.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

	Number of Shares m	Share Capital $m	Share Premium $m	Share-Based Compensation Reserve $m	Foreign Currency Translation $m	Fair Value Investment Reserve(1) $m	Retained Loss $m	Total Amount $m
Balance at 1 January 2007	466.6	27.2	6,151.4	85.1	(11.7)	7.6	(6,054.8)	204.8
Recognised income and expenses:
Net loss	—	—	—	—	—	—	(282.6)	(282.6)
Foreign currency translation	—	—	—	—	(0.4)	—	—	(0.4)
Net unrealised gain on investments	—	—	—	—	—	1.0	—	1.0
Net loss on investments recognised in net loss	—	—	—	—	—	0.1	—	0.1
Net gain recognised directly in equity								0.7
Total recognised income and expenses								(281.9)
Issue of share capital, net of issue costs	2.6	0.2	13.5	—	—	—	—	13.7
Share-based compensation	—	—	0.2	25.3	—	—	—	25.5
Transfer of exercised and expired share-based awards	—	—	—	(8.3)	—	—	8.3	—
Balance at 30 June 2007	469.2	27.4	6,165.1	102.1	(12.1)	8.7	(6,329.1)	(37.9)
Recognised income and expenses:
Net loss	—	—	—	—	—	—	(383.3)	(383.3)
Foreign currency translation	—	—	—	—	1.1	—	—	1.1
Net unrealised loss on investments	—	—	—	—	—	(0.7)	—	(0.7)
Net gain on investments recognised in net loss	—	—	—	—	—	(0.5)	—	(0.5)
Net loss recognised directly in equity								(0.1)
Total recognised income and expenses								(383.4)
Treasury shares retirement	(0.9)	(0.1)	(6.4)	—	—	—	6.5	—
Issue of share capital, net of issue costs	1.9	0.1	14.4	—	—	—	—	14.5
Share-based compensation	—	—	(1.1)	19.5	—	—	—	18.4
Transfer of exercised and expired share-based awards	—	—	—	(7.2)	—	—	7.2	—
Balance at 31 December 2007	470.2	27.4	6,172.0	114.4	(11.0)	7.5	(6,698.7)	(388.4)
Recognised income and expenses:
Net loss	—	—	—	—	—	—	(159.4)	(159.4)
Foreign currency translation	—	—	—	—	0.3	—	—	0.3
Net unrealised gain on investments	—	—	—	—	—	0.6	—	0.6
Net loss on investments recognised in net loss	—	—	—	—	—	0.6	—	0.6
Net gain recognised directly in equity								1.5
Total recognised income and expenses								(157.9)
Issue of share capital, net of issue costs	3.7	0.3	37.1	—	—	—	—	37.4
Share-based compensation	—	—	—	24.5	—	—	—	24.5
Transfer of exercised and expired share-based awards	—	—	—	(26.7)	—	—	26.7	—
Balance at 30 June 2008	473.9	27.7	6,209.1	112.2	(10.7)	8.7	(6,831.4)	(484.4)

(1)Closing balances represent unrealised gains and losses on non-derivative available-for-sale securities.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements (the interim financial statements), which should be read in conjunction with our 2007 Annual Report, have been prepared by Elan Corporation, plc in accordance with the recognition and measurement principles of IFRS as adopted by the European Union that are effective at 30 June 2008. In addition, these interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting,” (IAS 34), as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our Consolidated Financial Statements as at and for the year ended 31 December 2007.

These interim financial statements are presented in U.S. dollars, which is the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The interim financial statements include the accounts of Elan and all of our subsidiary undertakings. All significant intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the interim financial statements.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. In preparing these interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements as at and for the year ended 31 December 2007.

The comparative figures included for the year ended 31 December 2007 do not constitute statutory financial statements of Elan within the meaning of Regulation 40 of the European Communities (companies; group accounts) Regulations, 1992.  Statutory financial statements for the year ended 31 December 2007 have been filed with the Companies’ Office.  The auditor’s report on those financial statements was unqualified.

We have incurred significant operating losses during the last three fiscal years and anticipate that we will continue to incur operating losses in 2008. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our consolidated financial statements on a going concern basis.

These interim financial statements were approved by the directors on 27 August 2008.

2 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim financial statements are the same as those applied in our Consolidated Financial Statements as at and for the year ended 31 December 2007, as set out on pages 85 to 93 of the 2007 Annual Report.

During the six months ended 30 June 2008, we adopted IFRIC 11, “IFRS 2—Group and Treasury Share Transactions,” This interpretation addresses how share-based payment arrangements that affect more than one company in a group are accounted for in each company’s financial statements.  The adoption of the interpretation did not have a material impact on our financial position or results from operations as at and for the six months ended 30 June 2008.

We have considered all EU endorsed standards and interpretations, which are not yet effective and have not been early adopted in these interim financial statements, and the following provides a brief outline of the likely impact on future financial statements of the relevant items:

•
IFRS 8, “Operating Segments,” (IFRS 8) was issued in November 2006, replacing IAS 14, “Segmental Reporting,” (IAS 14), and is effective 1 January 2009.  IFRS 8 changes the basis for identifying operating segments.  It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. IAS 14 required identification of two sets of segments – one based on related products and services, and the other on geographical areas. IFRS 8 instead requires additional disclosures around identifying segments and their products and services. The introduction of this Standard is likely to impact segmental reporting although this is not expected to be significant.

The following interpretations, which have not yet been endorsed by the European Union and consequently have not been adopted in these interim financial statements, would be implemented in our financial reporting in the fiscal year ending 31 December 2008, assuming endorsement is to occur. If applicable, they will be adopted in future consolidated financial statements.

•
IFRIC 12, “Service Concession Arrangements,” (for fiscal years beginning on or after 1 January 2008).  This interpretation deals with entities (typically government or other bodies) that grant contracts for the supply of public services – such as roads, energy distribution, prisons or hospitals – to private operators, and how existing International Accounting Standards Board literature should be applied to service concession arrangements. This IFRIC is not expected to have an impact on our future consolidated financial statements.

•
IFRIC 13, “Customer Loyalty Programmes,” (for fiscal years beginning on or after 1 July 2008).  This interpretation deals with accounting for customer loyalty award credits.  This IFRIC will not have a material impact on the Company as we do not operate such programmes.

•
IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction,” (for fiscal years beginning on or after 1 January 2008) provides general guidance on how to assess the limit in IAS 19, “Employee Benefits,” on the amount of a pension fund surplus that can be recognised as an asset.  It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement.  No additional liability needs be recognised by the employer under this IFRIC unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. The introduction of this IFRIC will impact our financial reporting, although this is not expected to be significant.

Certain items in the interim financial statements for prior periods have been reclassified to conform to current classifications. In particular, within our condensed consolidated interim statements of cash flows, cash flows related to restricted cash balances have been reclassified from operating activities to investing activities and presented as a separate line item. Consequently, for the six months ended 30 June 2007, this reclassification results in a decrease in cash used in operating activities and an equal offsetting increase in net cash used in investing activities.

3 REVENUE

The composition of our revenue for the six months ended 30 June was as follows:
	Six Months Ended 30 June
	2008 $m	2007 $m
Revenue from the Biopharmaceuticals business	213.0	137.8
Revenue from the EDT business	139.1	140.9
Total revenue	352.1	278.7

Revenue from the Biopharmaceuticals business can be further analysed as follows:

	Six Months Ended 30 June
	2008 $m	2007 $m
Biopharmaceuticals:
Tysabri	134.3	—
Maxipime	18.3	87.5
Azactam	51.9	42.2
Prialt	7.9	5.2
Royalties	0.6	0.4
Total product revenue	213.0	135.3
Contract revenue	—	2.5
Total revenue from the Biopharmaceuticals business	213.0	137.8

Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in the first half of 2008 because Tysabri incurred an operating profit during the period, while in the first half of 2007, we did not recognise any product revenue from Tysabri, since Tysabri incurred an operating loss during the period. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri, which we market in collaboration with Biogen Idec, were as follows:

	Six Months Ended 30 June
	2008 $m	2007 $m
United States	185.6	82.6
Rest of World	174.1	37.9
Total Tysabri in-market net sales	359.7	120.5

On 14 January 2008, the FDA approved the sBLA for Tysabri, for the treatment of patients with CD, and Tysabri was launched in this indication at the end of the first quarter of 2008. The in-market sales of Tysabri for CD were $0.6 million in the first half of 2008 (2007: $Nil).

For the first half of 2008, we recorded Tysabri revenue of $134.3 million (2007: $Nil), which was calculated as follows:

	Six Months Ended 30 June 2008
	U.S. $m	ROW $m	Total $m
Tysabri in-market sales	185.6	174.1	359.7
Operating expenses incurred by Elan and Biogen Idec	(136.0)	(117.5)	(253.5)
Operating profit generated by the Tysabri collaboration	49.6	56.6	106.2
Elan’s 50% share of Tysabri collaboration operating profit	24.8	28.3	53.1
Elan’s directly-incurred collaboration costs	54.7	26.5	81.2
Net Tysabri revenue	79.5	54.8	134.3

Revenue from the EDT business can be further analysed as follows:

	Six Months Ended 30 June
	2008 $m	2007 $m
TriCor 145	28.8	27.1
Skelaxin	17.4	17.5
Focalin XR/RitalinLA	17.2	15.5
Verelan	11.2	15.3
Zanaflex	8.9	7.1
Diltiazem	7.5	9.8
Other	38.9	40.2
Total product revenue–manufacturing revenue and royalties	129.9	132.5
Total contract revenue	9.2	8.4
Total revenue from the EDT business	139.1	140.9

4 SEGMENT INFORMATION

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Our primary format for segment reporting is business segments, and the secondary format is geographical segments. The risks and returns of our operations are primarily determined by our products and services rather than the geographical location of our operations. This is reflected by our management and organisational structure and our internal financial reporting structure.

Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities, primarily in Alzheimer’s disease, Parkinson’s disease, MS, CD, severe chronic pain and infectious diseases. EDT is an established specialty pharmaceutical business unit of Elan.

Segment results include revenues and expenses directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.

	Biopharmaceuticals		EDT		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2008 $m	2007 $m	2008 $m	2007 $m	2008 $m	2007 $m
Segment revenue
Segment revenue	213.0	137.8	139.7	141.9	352.7	279.7
Less inter-segment sales	—	—	(0.6)	(1.0)	(0.6)	(1.0)
Revenue from third parties	213.0	137.8	139.1	140.9	352.1	278.7
Cost of sales	81.0	40.1	62.4	58.7	143.4	98.8
Gross profit	132.0	97.7	76.7	82.2	208.7	179.9
Selling, general and administrative expenses	110.2	245.8	25.1	24.2	135.3	270.0
Research and development expenses	135.4	105.4	23.6	23.0	159.0	128.4
Operating income/(loss)	(113.6)	(253.5)	28.0	35.0	(85.6)	(218.5)

Reconciliation of operating loss to net loss:

	Six Months Ended 30 June
	2008 $m	2007 $m
Operating loss	(85.6)	(218.5)
Interest expense	75.1	79.3
Interest income	(8.1)	(26.7)
Investment (gains)/losses	2.8	(1.3)
Net charge on debt retirement	—	7.7
Net interest and investment losses	69.8	59.0
Loss before tax	(155.4)	(277.5)
Income tax expense	4.0	5.1
Net loss	(159.4)	(282.6)

For additional revenue analysis by segment, refer to Note 3.

5 OTHER CHARGES

For the first half of 2008, included within cost of sales, SG&A expenses, and R&D expenses were total other charges of $5.6 million (2007: $91.1 million) consisting of the following:

2008
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Severance, restructuring and other costs	—	2.5	3.1	5.6

The total other charges of $5.6 million in the first half of 2008 primarily related to the 2007 site consolidation in the U.S. west coast operations, which is further described below.

2007
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Maxipime/Azactam intangible and other assets impairment	2.8	73.4	—	76.2
Severance, restructuring and other costs	(0.1)	7.7	7.3	14.9
Total other charges	2.7	81.1	7.3	91.1

The Maxipime and Azactam asset impairment charge of $76.2 million related to the launch of a generic formulation of Maxipime (cefepime hydrochloride) in June 2007 and the anticipated approval of a generic form of Azactam. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative discounted cash flows. The revised projected future cumulative discounted cash flows were lower than the carrying value of the intangible and other assets, thus indicating that the combined carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the combined carrying value over the discounted net present value. The remaining net intangible assets’ carrying value was amortised, on a straight-line basis, through 31 December 2007. As the impairment analysis was principally based on estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, then a different amount of impairment charge could have been estimated.

During the first half of 2007, we incurred severance, restructuring and other costs of $14.9 million arising principally from the restructuring of our commercial infrastructure and consolidation of our U.S. west coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam.

6 NET INTEREST AND INVESTMENT LOSSES

	Six Months Ended 30 June
	2008 $m	2007 $m
Interest expense:
Interest on 7.75% Notes	34.3	34.2
Interest on Floating Rate Notes due 2011	11.7	14.6
Interest on 8.875% Notes	21.2	21.1
Interest on Floating Rate Notes due 2013	6.1	7.3
Interest on Athena Notes	—	1.7
Total debt interest expense	73.3	78.9
Net foreign exchange loss	1.8	—
Other financial charges	—	0.4
Interest expense	75.1	79.3

Interest income:
Cash and cash equivalents interest income	(7.2)	(24.9)
Investment interest income	(0.6)	—
Other financial gains	(0.3)	(1.8)
Interest income	(8.1)	(26.7)

Investment (gains)/losses:
Gain on disposal of investments	—	(2.2)
Derivative fair value losses	—	0.3
Impairment of investments	2.8	0.6
Investment (gains)/losses	2.8	(1.3)

Net charge on debt retirement	—	7.7

Net interest and investment losses	69.8	59.0

Interest Expense

In the first half of 2008, interest expense amounted to $75.1 million, compared to $79.3 million in the same period of 2007. The decrease was primarily due to reduced interest rates related to our floating rate notes, partially offset by net foreign exchange losses.

Interest Income

Interest income amounted to $8.1 million in the first half of 2008, compared to $26.7 million in the same period in 2007. The decline primarily reflects decreased interest income as a result of lower cash balances and reduced interest rates.

Investment Losses

Net investment losses amounted to $2.8 million for the first half of 2008 (2007: $1.3 million gains). The net investment losses related to an impairment charge of $2.8 million (2007: $0.6 million).

Net Charge on Debt Retirement

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which was recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of $7.7 million in the first half of 2007 in addition to $11.5 million of the same charge incurred and recorded in 2006.

7 SHARE-BASED COMPENSATION

Share Options

We grant share options to certain employees and non-employee directors under our 2006 Long-Term Incentive Plan (2006 LTIP). The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. The terms and conditions of the share option plans and option activities are disclosed in our 2007 Annual Report. Additional grants of share options on similar terms were made to employees and non-employee directors during the first half of 2008.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The fair value of share options is calculated using a binomial option-pricing model, and the fair value of options issued under our employee equity purchase plans, which are described further below, is calculated using the Black-Scholes option-pricing model, taking into consideration the relevant terms and conditions.

The estimated weighted-average grant date fair values of share options awarded during the first half of 2008 and 2007 were $13.96 and $8.58 per share, respectively. The fair value was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	Six Months Ended 30 June
	2008	2007
Expected volatility (1)	66.18%	63.9%
Expected life (2)	—	—
Expected dividend yield	Nil	Nil
Risk-free rate	2.81%	4.94%

(1) The expected volatility was based on the implied volatility of traded options on our shares.

(2) The expected life of share options granted in the first half of 2008 and 2007, as derived from the output of the binomial option-pricing model, ranged from 4.5 years to 7.1 years and 5.0 years to 8.0 years, respectively. The contractual life of the options, which is no longer than 10 years from the date of grant, is used as an input into the binomial option-pricing model.

Restricted Stock Units

We grant Restricted Stock Units (RSUs) to certain employees and non-employee directors under our 2006 LTIP. The terms and conditions of the RSU awards are disclosed in our 2007 Annual Report. Further grants of RSUs on similar terms were made to certain employees and non-employee directors during the first half of 2008. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date. The estimated weighted-average grant date fair values of RSUs granted during the first half of 2008 and 2007 were $25.01 and $13.95 per unit, respectively.

Employee Equity Purchase Plans

As disclosed in our 2007 Annual Report, we operate an employee equity purchase plan for eligible employees in the United States. The estimated weighted-average grant dated fair values of options issued under the U.S. plan during the first half of 2008 and 2007 was $5.98 and $3.71 per share, respectively. The estimated fair values were calculated using the following weighted-average inputs into the Black-Scholes option-pricing model:

	Six Months Ended 30 June
	2008	2007
Share price	$21.61	$13.92
Exercise price	$18.37	$11.83
Expected volatility (1)	63.58%	52.6%
Expected life	3 months	3 months
Expected dividend yield	—	—
Risk-free rate	1.93%	5.05%

(1)The expected volatility was based on the implied volatility of traded options on our shares.

We recognised total compensation expense related to equity-settled share-based awards of $24.1 million (excluding $0.4 million capitalised to property, plant and equipment) during the first half of 2008 (2007: $25.3 million; $Nil amount capitalised). The expenses have been recognised in the following line items in the condensed consolidated income statement:

	Six Months Ended 30 June
	2008 $m	2007 $m
Cost of sales	1.3	2.0
SG&A expenses	13.5	13.6
R&D expenses	9.3	9.7
Total	24.1	25.3

Share-based compensation (including $0.4 million capitalised to property, plant and equipment) arose under the following share-based awards:

	Six Months Ended 30 June
	2008 $m	2007 $m
Share options	10.7	16.7
RSUs	13.0	8.1
Employee Equity Purchase Plans	0.8	0.5
Total	24.5	25.3

8 EARNINGS PER SHARE

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income/(loss)  per share is computed by dividing the net income/(loss) for the period by the weighted average number of ordinary shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, RSUs and warrants on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net loss per share:

	Six Months Ended 30 June
	2008	2007
Numerator (amounts in $m):
Net loss attributable to ordinary shareholders	(159.4)	(282.6)

Denominator (amounts in millions):
Denominator for basic—weighted average shares outstanding	472.4	467.3

Basic and diluted loss per share:
Basic and diluted net loss per share	$(0.34)	$(0.60)

For the first half of 2008, there is no difference in the weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all potentially dilutive ordinary shares outstanding for each period was anti-dilutive. The potential effect of all anti-dilutive share options and RSUs at 30 June 2008 was 22.8 million shares (2007: 26.9 million shares, including warrants).

9 GOODWILL AND OTHER INTANGIBLE ASSETS
	Patents, Licences & Other $m	Acquired In-Process Research & Development $m	Goodwill $m	Total $m
Cost:
At 1 January 2008	901.4	357.9	45.2	1,304.5
Additions	79.4	—	—	79.4
Disposals	(0.2)	—	—	(0.2)
At 30 June 2008	980.6	357.9	45.2	1,383.7
Accumulated amortisation:
At 1 January 2008	(720.5)	(289.6)	—	(1,010.1)
Amortised in period	(14.7)	(3.1)	—	(17.8)
Disposals	0.1	—	—	0.1
At 30 June 2008	(735.1)	(292.7)	—	(1,027.8)
Net book value:
At 30 June 2008	245.5	65.2	45.2	355.9
At 31 December 2007	180.9	68.3	45.2	294.4

At 30 June 2008, the components of the carrying value of patents, licences and acquired in-process research and development (IPR&D) were as follows.

	30 June 2008 $m	31 December 2007 $m
Tysabri	109.9	36.9
Alzheimer’s disease	66.6	70.1
Prialt	54.6	57.8
Verelan	20.8	24.9
Other intangible assets	58.8	59.5
Total	310.7	249.2

As a result of the strong growth in Tysabri sales, we exercised our option to pay a $75.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. The payment was made in July 2008 and included in intangible assets and accrued and other liabilities on our balance sheet at 30 June 2008. The intangible asset will be amortised over its expected useful life beginning in July 2008. Our existing accounting policy in respect of intangible assets will be expanded upon in our 2008 Annual Report to describe the method of amortisation that will be attributable to this item.

10  AVAILABLE-FOR-SALE INVESTMENTS

Our current available-for-sale investments at 30 June 2008 and 31 December 2007 consisted of the following:

	30 June 2008 $m	31 December 2007 $m
Current available-for-sale investments:
Debt securities – current	70.0	268.1
Quoted equity securities	9.2	8.8
Current available-for-sale investments	79.2	276.9

At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the total carrying value of our holding in the fund of $274.8 million (current: $268.1 million; non-current: $6.7 million) at 31 December 2007 no longer qualified as cash equivalents. The balance at 31 December 2007 was reclassified as current and non-current available-for-sale debt securities based on the expected liquidation of investments in the fund. Since 31 December 2007, Elan has reduced the amount invested in this fund to $70.0 million at 30 June 2008 (current: $70.0 million; non-current: $Nil). In conjunction with the closure of the fund, an impairment charge of $3.8 million was incurred in 2007 and was included within total interest income in the second half of 2007. An additional impairment charge of $3.0 million was incurred in the first half of 2008 (first half of 2007: $Nil), $1.4 million of which was included within investment losses and the remainder within total interest income.

Our non-current available-for-sale investments at 30 June 2008 and 31 December 2007 consisted of the following:

	30 June 2008 $m	31 December 2007 $m
Non-current available-for-sale investments:
Debt securities – non-current	6.2	13.0
Unquoted equity securities	12.0	13.2
Non-current available-for-sale investments	18.2	26.2

11  LONG-TERM DEBTS

	Original Maturity	30 June 2008 $m	31 December 2007 $m
7.75% Notes	November 2011	839.6	838.3
Floating Rate Notes due 2011	November 2011	296.4	295.9
8.875% Notes	November 2013	457.4	456.8
Floating Rate Notes due 2013	November 2013	147.5	147.4
Total debts		1,740.9	1,738.4

7.75% Notes

The outstanding principal amount of the 7.75% senior fixed rate notes (7.75% Notes) was $850.0 million at 30 June 2008 (31 December 2007: $850.0 million), and has been recorded net of unamortised financing costs of $10.4 million (31 December 2007: $11.7 million).

Floating Rate Notes due 2011

The outstanding principal amount of the Floating Rate Notes due 2011 (Floating Rate Notes due 2011) was $300.0 million at 30 June 2008 (31 December 2007: $300.0 million), and has been recorded net of unamortised financing costs of $3.6 million (31 December 2007: $4.1 million). These notes bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%.

8.875% Notes

The outstanding principal amount of the 8.875% senior fixed rate notes (8.875% Notes) was $465.0 million at 30 June 2008 (31 December 2007: $465.0 million), and has been recorded net of unamortised financing costs of $7.6 million (31 December 2007: $8.2 million).

Floating Rate Notes due 2013

The outstanding principal amount of the senior floating rate notes due in 2013 (Floating Rate Notes due 2013) was $150.0 million at 30 June 2008 (31 December 2007: $150.0 million), and has been recorded net of unamortised financing costs of $2.5 million (31 December 2007: $2.6 million). These notes bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%.

12 ACCRUED AND OTHER LIABILITIES

Our accrued and other liabilities at 30 June 2008 and 31 December 2007 consisted of the following:

	30 June 2008 $m	31 December 2007 $m
Non-current liabilities:
Deferred rent	25.4	25.5
Other liabilities	15.8	14.8
Non-current Liabilities	41.2	40.3

	30 June 2008 $m	31 December 2007 $m
Current liabilities:
Tysabri milestone payment	75.0	—
Payroll and related taxes	37.7	46.2
Accrued royalties payable	36.8	23.4
Clinical trial accruals	16.3	15.0
Accrued interest	14.9	16.0
Sales and marketing accruals	11.4	23.3
Restructuring accrual	2.6	10.6
Fair value of derivatives	—	0.6
Other accruals	41.5	37.5
Current Liabilities	236.2	172.6

As a result of the strong growth in Tysabri sales, we exercised our option to pay a $75.0 million milestone to Biogen Idec. The payment was made in July 2008 and included in intangible assets and accrued and other liabilities on our balance sheet at 30 June 2008. For additional information, refer to Note 9.

13 LITIGATION

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. We expect that discovery and other pre-trial litigation matters will proceed throughout 2008, and we intend to vigorously defend against the claims asserted by the plaintiffs.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the U.S. District Courts for the District of Massachusetts (on 4 March 2005 and 14 March 2005) and the Southern District of New York (on 15 March 2005 and 23 March 2005). On 4 August 2005, the U.S. District Court for the Southern District of New York issued an order consolidating the New York actions. The cases originally filed in Massachusetts were subsequently transferred to the Southern District of New York on or about 29 August 2005. Accordingly, all of these matters are now consolidated and pending before the federal district court in New York. The plaintiffs’ amended, consolidated class action complaint alleges claims under the U.S. federal securities laws and state laws and seeks damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri on 28 February 2005. The complaint alleges that we caused the release of materially false or misleading information regarding Tysabri. The complaint alleges that class members were damaged when our share price fell after we and Biogen Idec announced the voluntary suspension of the commercialisation and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaint seeks damages, reimbursement of costs and other relief that the courts may deem just and proper. On 20 April 2007, we filed a motion to dismiss in response to plaintiffs’ amended, consolidated complaint. Plaintiffs filed opposition papers on 20 July 2007, and we subsequently filed reply papers in support of our dismissal motion. On 27 March 2008, the Court granted our motion to dismiss the plaintiffs’ complaint in its entirety, finding that the plaintiffs failed to plead adequately the key elements of securities law violations. Plaintiffs have decided to appeal the Court’s decision.  Briefing related to such appeal is expected to commence in September 2008 and continue throughout the remainder of 2008.  Oral arguments will most likely occur in mid-2009 and a decision forthcoming sometime in late 2009.  We intend to continue to vigorously defend this action.

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

Antitrust matters

On 12 August 2008, the U.S. District Court for the Southern District of Florida held that Watson Pharmaceuticals (Watson) Naproxen Sodium ER tablets, the generic version of Naprelan®, infringes our U.S. Pat No. 5,637,320 (the ‘320 Patent). The District Court also held that Watson’s infringement of our ‘320 Patent was willful. The infringement action was initially brought by us in October 1998 following Andrx Pharmaceuticals, Inc. (Andrx) filing of a Paragraph IV Abbreviated New Drug Application (Watson acquired Andrx in 2006). The District Court has set a further hearing on the matter for 19 September 2008, to address issues related to the remedy/damages phase of the trial and the appropriateness of permanent injunctive relief.

Indirect purchasers of Naprelan have filed three putative class actions in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket.

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on a licensing arrangements between Elan and Biovail Corporation relating to Nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims. Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation are in the process of completing discovery.

Counsel for the putative indirect purchaser class commenced an action asserting the same or similar claims under California state law in California state court. The parties agreed to the settlement of the California action and executed a settlement agreement to that effect. The parties’ settlement received final court approval in December 2007.

In June 2001, we received a letter from the U.S. Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Paragraph IV Litigation

We and/or our product licensees are currently involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and in doing so they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug NDA holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book,” the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favour.

We are currently involved in a number of Paragraph IV suits in respect of seven different products (TriCor 145,  Skelaxin, Ritalin LA, Focalin XR, Avinza, Zanaflex, and Cardizem CD) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees).

If we are unsuccessful in these and other similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

Other matters

In January 2006, our subsidiary, Elan Pharmaceuticals, Inc. (EPI) received a letter and subpoena from the U.S. Department of Justice and the U.S. Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis had infringed a patent owned by Elan in relation to the application of EDT’s NanoCrystal technology to Abraxane.  The jury awarded Elan $55 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). Abraxis has announced its intention to appeal the ruling. Consequently, pending final resolution of this matter, no settlement amount has been recognised in the interim financial statements.

14 RELATED PARTIES

We have related party relationships with our subsidiaries, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six months ended 30 June 2008 and that materially affected the financial position or the performance of the Company during that period, and there were no changes in the related party transactions described in the 2007 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15 POST BALANCE SHEET EVENTS

On 29 July 2008, Elan and Wyeth presented detailed results from the companies’ 18-month Phase 2 study of bapineuzumab (AAB-001) in patients with mild to moderate Alzheimer’s disease at the Alzheimer’s Association’s International Conference on Alzheimer’s Disease 2008 in Chicago, Illinois, United States. In the study, bapineuzumab (AAB-001) appeared to have an acceptable safety profile and clinical activity in treating Alzheimer’s disease. Potential efficacy signals were seen at a range of doses without a clear dose response. The study did not attain statistical significance on the pre-specified efficacy endpoints in the overall study population. Post-hoc analyses showed statistically significant and clinically meaningful benefits in important subgroups.

Elan and Wyeth believe that the safety and efficacy findings from this Phase 2 trial of bapineuzumab (AAB-001) in patients with mild-to-moderate Alzheimer’s disease support the design of the ongoing global Phase 3 programme and plan to incorporate learnings from this study into the Phase 3 programme.

On 31 July 2008, Elan and Biogen Idec announced that they had notified relevant regulatory agencies of two confirmed cases of PML in MS patients treated with Tysabri in the commercial setting. These are the first two cases of PML observed since reintroduction in the United States and approval in the European Union in July 2006. While the absolute risk for PML in patients treated with Tysabri cannot be precisely estimated, as of 30 June 2008, there were approximately 31,800 patients on Tysabri worldwide, with approximately 6,600 of these patients on therapy for 18 months or longer. These patients and their physicians have chosen Tysabri because of its efficacy while being informed of the risk of PML.

U.S. GAAP INFORMATION

The interim financial statements have been prepared in accordance with IFRS as adopted by the European Union, which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

Reconciliation from IFRS to U.S. GAAP

The following is a reconciliation to the net loss and shareholders’ deficit calculated in accordance with U.S. GAAP:

Net loss for the periods ended:

	Six Months Ended 30 June
	2008 (Unaudited) $m	2007 (Unaudited) $m
Net loss as stated under IFRS	(159.4)	(282.6)
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets	1.7	52.5
(b) Revenue recognition	2.1	8.3
(c) Athena Notes—Net charge on debt retirement	—	(11.3)
Other	0.1	(1.0)
Net loss as stated under U.S. GAAP(1)	(155.5)	(234.1)

(1) The net loss as stated under U.S. GAAP shown above differs from the net loss of $157.0 million reported in our second quarter 2008 financial results on 24 July 2008 due to adjustments made in relation to our defined benefit pension plans. An actuarial valuation of these plans was performed as at 30 June 2008; however, the actuarial report was not available prior to the release of the second quarter 2008 financial results and subsequently became available during the preparation of the IFRS interim financial statements. The adjustments to the previously reported U.S. GAAP net loss consisted of a foreign exchange gain of $1.0 million and a true-up credit to the net pension expense of $0.5 million.

Shareholders’ deficit:

	30 June 2008 (Unaudited) $m	31 December 2007 $m
Shareholders’ deficit as stated under IFRS	(484.4)	(388.4)
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets
• Goodwill	222.8	222.8
• Other intangible assets	(57.8)	(59.5)
Total goodwill and other intangible assets	165.0	163.3
(b) Revenue recognition	(0.3)	(2.4)
(d) Pensions	(1.0)	(3.6)
Other	(3.5)	(3.6)
Shareholders’ deficit as stated under U.S. GAAP(1)	(324.2)	(234.7)

(1) The shareholders’ deficit as stated under U.S. GAAP shown above differs from the shareholders’ deficit of $328.3 million reported in our second quarter 2008 financial results on 24 July 2008 due to an adjustment made in relation to our defined benefit pension plans. An actuarial valuation of these plans was performed as at 30 June 2008; however, the actuarial report was not available prior to the release of the second quarter 2008 financial results and subsequently became available during the preparation of the IFRS interim financial statements. The adjustment to the previously reported U.S. GAAP shareholders’ deficit was a credit of $2.6  million to accumulated other comprehensive income related to net actuarial gains.

The principal differences between IFRS as adopted in the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

a  Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Additionally, higher carrying values under IFRS could result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition, which was evidenced in the impairment of the intangible assets related to Maxipime, Azactam and Prialt in 2007. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangibles other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as acquired IPR&D.

In addition, under U.S. GAAP, our acquisition of Dura in 2000 was accounted for under the pooling-of-interests method, whereas under Irish GAAP, now IFRS, this transaction was accounted for using the purchase method. As a result, under U.S. GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under IFRS the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill.

Also, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 30 June 2008 and 31 December 2007.  Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Furthermore, under Irish GAAP, goodwill was amortised, while goodwill amortisation was not required under U.S. GAAP.  As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations,” as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” these differences remain in effect between U.S. GAAP and IFRS.

b  Revenue recognition

There are different rules under IFRS and U.S. GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and U.S. GAAP over the life of the contract, the different requirements can result in differences in the timing of revenue recognition.

Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales.

Under IFRS, our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

There are no reconciling differences to total net loss or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses differ under both standards due to the differing accounting principles for Tysabri sales as described above.

c  Athena Notes—Net charge on debt retirement

We incurred a total expense related to the redemption of the Athena Notes of $19.2 million, primarily relating to a call premium paid of $13.4 million and the cost for the cancellation of the related interest rate swaps. Under IFRS, this expense was recognised using the effective interest method over the period from the issuance of the redemption notice in December 2006 to the redemption date in January 2007, thus resulting in a charge under IFRS of $11.5 million in the second half of 2006 and $7.7 million in the first half of 2007. Under U.S. GAAP, substantially all of this charge was recognised upon extinguishment of the Athena Notes in January 2007, which resulted in a timing difference between IFRS and U.S. GAAP.

d  Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. As at 30 June 2008, the defined benefit plans had a total overfunded status (excess of the fair value of the plans’ assets over the projected benefit obligations) of $12.9 million (31 December 2007: $8.8 million) and total unamortised net actuarial losses of $1.0 million (31 December 2007: $3.6 million). Under IFRS, the overfunded status is added to the unamortised net actuarial losses resulting in a net pension asset of $13.9 million (31 December 2007: $12.4 million). Under U.S. GAAP, the overfunded status is recognised as a long-term asset on the balance sheet, and the unamortised net actuarial losses are recognised as an increase in shareholders’ deficit. Consequently, a reconciling difference of $1.0 million to shareholders’ deficit arises at 30 June 2008 (31 December 2007: $3.6 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ deficit).

Responsibility Statement
For the six months ended 30 June 2008

We, being the persons responsible within Elan Corporation, plc, confirm our responsibility for the half-yearly financial report and that to the best of our knowledge:

1)
The condensed consolidated interim financial statements, comprising the condensed consolidated interim income statement, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity/(deficit) and the related Notes 1 to 15 thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002;

2)	The interim management report includes a fair review of:

(i)
Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended 30 June 2008 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending 31 December 2008; and

(ii)
Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended 30 June 2008 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2007 Annual Report that could do so.

On behalf of the board,

Kyran McLaughlin	G. Kelly Martin
Chairman	President and Chief Executive Officer
27 August 2008	27 August 2008

Independent review report of KPMG to Elan Corporation, plc

Introduction
We have been engaged by Elan Corporation, plc (“the Company”) to review the condensed consolidated interim financial statements for the six months ended 30 June 2008, which comprise the condensed consolidated interim income statement, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders’ equity and the related notes 1 to 15 thereto.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the UK’s Financial Services Authority (“the FSA”).  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union (‘EU’).  The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as adopted by the EU.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended 30 June 2008 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

KPMG
Chartered Accountants
Dublin
27 August 2008\